EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
EXETER FINANCE LLC

I, Ben Miller, certify that:

(a)            A review of Exeter Finance LLC’s activities and of its performance under the Sale and Servicing Agreement, dated as of November 15, 2022 (the “Sale and Servicing Agreement”), among Exeter Holdings Trust 2022-6, EFCAR, LLC, Exeter Finance LLC, as servicer (in such capacity, the “Servicer”), Exeter Automobile Receivables Trust 2022-6, and Citibank, N.A., as indenture trustee and backup servicer, during the year ended  December 31, 2023 has been made under my supervision.

(b)            To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreement in all material respects throughout the aforementioned period.

March 28, 2024

By:	/s/ Ben Miller
Ben Miller
Executive Vice President and Treasurer
Exeter Finance LLC, as Servicer of Exeter
Automobile Receivables Trust 2022-6